Exhibit (a)(1)(xvi)

SUPPLEMENTAL QUESTIONS AND ANSWERS*

Dated September 10, 2009

This document contains responses to some frequently asked questions regarding EFI’s stock option exchange offer. This document does not, however, contain all of the details of the offer. Accordingly, this document is qualified in its entirety by, and should be read in connection with, the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units and/or Cash Payments (the “Offer to Exchange”). For more information on any of the topics discussed below, please refer to the Offer to Exchange.

Q1.	Only certain of my options are listed on the election form. Why aren’t all my options eligible?

A1.	An eligible option is an option to purchase shares of EFI’s common stock that: (i) has a per share exercise price greater than $10.77, (ii) was granted under one of EFI’s equity incentive plans (including plans assumed by EFI in connection with mergers and acquisitions); (iii) was granted prior to February 28, 2009; and (iv) if not exchanged, would have a remaining term of more than six months immediately following the completion of the option exchange, or March 28, 2010 (unless the exchange offer is extended). Your options that did not meet these conditions on the commencement date are not eligible for the exchange and thus are not listed on your election form.

See Offer to Exchange and Answer 6 of the Questions & Answers (“Initial Q&As”) in the Offer to Exchange. The Offer to Exchange and Initial Q&As are available on the election website at https://webapps.efi.internal/exchange and on our intranet at http://info-new/departments/hr/soe.asp.

Q2.	My options expire between the commencement date (August 31, 2009) and the completion date. Why are they not eligible for exchange?

A2.	In order for options to be eligible for the exchange, they must remain outstanding on the completion date. Your options that expire prior to or on the completion date (September 28, 2009, unless the exchange offer is extended) will no longer be outstanding as of the completion date and thus are not eligible.

Q3.	My options expire between September 29, 2009 and March 28, 2010. Why are they not eligible for exchange?

A3.	In addition to the other eligibility requirements indicated in Question 1 above, in order for your stock option awards to be eligible for the exchange, they must have been granted prior to February 28, 2009 and, if not exchanged, would have a remaining term of more than six months immediately following the completion date, or March 28, 2010 (unless the exchange offer is extended). Because your options will expire prior to March 28, 2010, the remaining term condition indicated above is not met and thus they are not eligible for the exchange.

See Offer to Exchange and Answer 6 of the Initial Q&As.

*	Assuming the completion date is September 28, 2009.

Q4.	My election form indicates that my options are eligible to be exchanged for RSUs. Am I eligible to receive cash?

A4.	If your election form indicates that your options are eligible to be exchanged for RSUs, they may not be exchanged for cash. Similarly, if your election form indicates that your options are eligible to be exchanged for a cash payment, your election form will indicate the amount of cash being offered for those options and those options may not be exchanged for RSUs. A cash payment will be made in the option exchange only with respect to the following types of eligible options: (i) an eligible option with a fair value of $250 or less, or (ii) an eligible option held by an employee of EFI or one of EFI’s majority-owned subsidiaries in Australia, Belgium, Brazil, Canada, China, France, Italy, South Korea, Mexico, Singapore, Spain, Sweden or the United Kingdom (regardless of the number of new RSUs that would be issued upon exchange of that eligible option under the applicable exchange ratio). If you are an eligible employee in the United States, Germany, India, Israel, Japan and The Netherlands, and the value of your options exceeds $250, you are eligible to exchange your options for RSUs only.

See Offer to Exchange and Answer 7 of the Initial Q&As.

Q5.	Will I remain eligible to participate in the offer to exchange if I resign or EFI terminates my employment prior to the completion date?

A5.	In order to be eligible to participate in the option exchange, you must remain an active employee through the completion date. If you resign or your employment is terminated prior to the completion date (September 28, 2009, unless the exchange offer is extended), you will no longer be an active employee and thus you will not be eligible to participate in the offer to exchange.

See Offer to Exchange and Answer 5 of the Initial Q&As.

Q6.	Will I be able to keep my RSUs if I resign or EFI terminates my employment after the completion date but before the RSUs vest?

A6.	RSUs granted in the option exchange will only vest if you remain an employee of EFI or one of its majority-owned subsidiaries through the applicable vesting date. New RSUs that are not vested at the time of your termination of service, as determined in accordance with the 2009 Plan and the applicable award agreement, will be cancelled. However, also in accordance with the 2009 Plan, shares underlying your vested RSUs will remain yours (see next question).

See Offer to Exchange and Answer 11 of the Initial Q&As.

Q7.	Will I be able to keep my RSUs if I resign or EFI terminates my employment after my RSUs vest?

A7.	Upon vesting and payment of the applicable taxes, the vested portion of your RSUs will be converted into shares of common stock that will be deposited in your brokerage account. Termination of your employment with EFI will have no consequences on your ownership of these shares of common stock.

Q8.	When can I sell shares of common stock received upon vesting of my RSUs?

A8.	As an employee of EFI, you can only trade (sell or buy) EFI’s securities, including the shares received upon vesting of your RSUs, during designated trading windows, in accordance with our Insider Trading Policy. As you know, all employees of EFI are subject (both while employed by EFI and after termination of employment) to federal securities laws that prohibit trading in our securities when you have material, non-public information regarding EFI. These restrictions apply, even if a trading window is otherwise open, if you have any such material, non-public information.

Q9.	Will the RSUs issued in exchange for the surrendered options vest in full on March 28, 2010? Or will they be vesting in annual installments?

A9.	Vesting of the RSUs issued in exchange for surrendered options will depend of the vesting schedule of your surrendered options.

Vested options: RSUs issued in exchange for options that are vested or would have vested on or prior to the six-month anniversary of the completion of the option exchange (or March 28, 2010, unless the exchange offer is extended) will vest on that date. Such six-month anniversary of the completion of the option exchange is referred to below as the “New Vesting Start Date.”

Unvested Options: RSUs issued in exchange for surrendered options that would have been unvested as of the New Vesting Start Date will vest pursuant to the original vesting schedule of such unvested surrendered options, except that the RSUs will vest in annual installments on each anniversary of the New Vesting Start Date, with each annual installment consisting of that number of RSUs equal to the number of shares subject to the surrendered option that would have been vested, as adjusted in accordance with the exchange ratios applied in this exchange offer, in the 12-month period ending on such anniversary.

See Offer to Exchange and Answer 11 of the Initial Q&As.

Q10.	How were the amounts of cash payments calculated?

A10.	If you are being offered cash for a particular option, the amount of the cash payment to be received in exchange for that option is based on the fair value of that eligible option, as determined using the Black-Scholes-Merton option pricing model. However, the amount of the cash payment with respect to an eligible option tendered for exchange with a fair value of less than $50 will exceed its fair value as it will be rounded up to $50.

See Offer to Exchange and Answer 8 of the Initial Q&As.

Q11.	My 2003 option grant consisting of 300 underlying shares is eligible to be exchanged for a cash payment that is lower than that for a 2005 option grant, that consists only of 80 underlying shares. Why?

A11.

The amount of the cash payment with respect to an eligible option tendered for exchange depends on that option’s fair value, as determined using the Black-Scholes-Merton option pricing model. This model is a mathematical formula used to calculate the theoretical present value of a stock option using, among other variables, the exercise price and expected term of the eligible option. Under this model, and assuming that all other terms of the options are the same, the lower the exercise price of the option the greater the option value and, similarly, the longer the expected term of the option the greater the option value. Based on the valuation described above, the value of your 2003 grant consisting of 300 underlying shares is lower than the value of your 2005 grant consisting of 80 underlying shares because of (among other possible differences) a higher exercise price and a shorter expected term of the options in the 2003 grant than the 2005 grant.

See Offer to Exchange and Answer 8 of the Initial Q&As.

Q12.	Where can I find the forms of tax ruling consent for Israel and The Netherlands?

A12.	These forms are available on the election website at https://webapps.efi.internal/exchange and on our intranet at
http://info-new/departments/hr/soe.asp.